EXHIBIT 99.1

QuarterlyReport to Shareholders

TransCanada Reports Third Quarter 2015 Financial Results
Solid Performance Demonstrates Quality of Diversified Asset Base

CALGARY, Alberta – November 3, 2015 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced net income attributable to common shares for third quarter 2015 of $402 million or $0.57 per share compared to $457 million or $0.64 per share for the same period in 2014 and $1.2 billion or $1.72 per share compared to $1.3 billion or $1.81 per share on a year-to-date basis. Comparable earnings for third quarter 2015 were $440 million or $0.62 per share compared to $450 million or $0.63 per share for the same period last year. For the nine months ended September 30, 2015, comparable earnings were $1.3 billion or $1.84 per share compared to $1.2 billion or $1.70 per share in 2014. TransCanada's Board of Directors also declared a quarterly dividend of $0.52 per common share for the quarter ending December 31, 2015, equivalent to $2.08 per common share on an annualized basis.

"Over the past nine months, our diverse suite of high-quality long-life assets has performed well in a challenging environment with comparable earnings and funds generated from operations up eight and nine per cent, respectively, compared to the same period last year," said Russ Girling, TransCanada's president and chief executive officer. "The resiliency of our base business through various market conditions, combined with $12 billion of visible near-term growth projects, gives us the ability to continue growing the dividend at an annual rate of eight to ten per cent through 2017."
We are also focused on enhancing shareholder value by maximizing the effectiveness and efficiency of our existing operations. As part of those efforts, we recently commenced a business restructuring initiative that is expected to reduce overall costs. The changes will be undertaken in fourth quarter 2015 and continue into 2016.

Over the longer term, our portfolio of low-risk energy infrastructure assets and our financial strength leaves us well positioned to advance a number of other growth initiatives. They include $35 billion of commercially secured projects which would extend and augment future growth in earnings, cash flow and dividends.

Highlights
(All financial figures are unaudited and in Canadian dollars unless noted otherwise)

•	Third quarter financial results
◦Net income attributable to common shares of $402 million or $0.57 per share
◦Comparable earnings of $440 million or $0.62 per share
◦Comparable earnings before interest, taxes, depreciation and amortization (EBITDA) of $1.5 billion
◦Funds generated from operations of $1.1 billion
•Declared a quarterly dividend of $0.52 per common share for the quarter ending December 31, 2015

•	Received final pipeline and facilities permits for the Prince Rupert Gas Transmission (PRGT) project in September

•	Announced the acquisition of Ironwood, a strategically situated natural gas-fired power plant for US$654 million in October

•	Reached an agreement with eastern Local Distribution Companies (LDCs) on the Energy East and Eastern Mainline Pipeline projects

Net income attributable to common shares decreased by $55 million to $402 million or $0.57 per share for the three months ended September 30, 2015 compared to the same period last year. Third quarter 2015 included a $6 million after-tax restructuring charge related to changes to our organizational structure while both periods included unrealized gains and losses from changes in risk management activities. All of these specific items are excluded from comparable earnings.

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Comparable earnings for third quarter 2015 were $440 million or $0.62 per share compared to $450 million or $0.63 per share for the same period in 2014. Lower contributions from Bruce Power and Western Power were partially offset by higher earnings from the Keystone System, U.S. Power, ANR and Eastern Power.
Notable recent developments in Natural Gas Pipelines, Liquids Pipelines, Energy and Corporate include:

Natural Gas Pipelines:

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NGTL System Expansions: The NGTL System has approximately $6.8 billion of new supply and demand facilities under development. Approximately $2.8 billion of these facilities have received regulatory approval with $800 million currently under construction. In third quarter 2015, we continued to advance several of these capital expansion projects with an additional approximately $500 million of applied for facilities that now await regulatory review for approval. We have also received additional requests for firm receipt service that we anticipate will increase the overall capital spend on the NGTL System beyond the previously announced program and continue to work with our customers to best match their requirements for 2016, 2017 and 2018 in-service dates.

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LDC Agreement on Eastern Mainline Project and Energy East: On August 24, 2015, we announced an agreement with eastern LDCs that resolves their issues with Energy East and the Eastern Mainline Project. The agreement honours our previously stated commitment to ensure that Energy East and the Eastern Mainline Project will provide gas consumers in Eastern Canada with sufficient natural gas transmission capacity and reduced natural gas transmission costs. As part of the agreement, we will size the Eastern Mainline Project to meet all firm requirements including gas transmission contracts resulting from both 2016 and 2017 new capacity open seasons plus approximately 50 million cubic feet per day of additional capacity.

The Eastern Mainline Project capital cost is now estimated to be $2.0 billion with an expected in-service date of 2019. This increase resulted from the revised project scope resulting from the LDC agreement and updated cost estimates.

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PRGT: On June 11, 2015, Pacific North West (PNW) LNG announced a positive Final Investment Decision (FID) for its proposed liquefaction and export facility, subject to two conditions. The first condition, approval by the Legislative Assembly of B.C. of a Project Development Agreement between PNW LNG and the Province of B.C., was satisfied in mid-July 2015. The second condition is a positive regulatory decision on PNW LNG’s environmental assessment by the Government of Canada.

In third quarter 2015, we received the remaining permits from the B.C. Oil and Gas Commission (BC OGC) which completes the 11 permits required to build and operate PRGT. Environmental permits for the project were also received in November 2014 from the B.C. Environmental Assessment Office.

We also announced in third quarter 2015, the signing of project agreements with Metlakatla First Nation and Blueberry River First Nations. We are continuing our engagement with Aboriginal groups and have now signed project agreements with nine First Nation groups along the pipeline route.

We remain ready to begin construction following confirmation of a FID by PNW LNG. The in-service date for PRGT is estimated to be 2020 but will be aligned with PNW LNG’s liquefaction facility timeline.

PRGT is a 900 kilometre (km) (559 mile) natural gas pipeline that will deliver gas from the Montney producing region at an expected interconnect on the NGTL System near Fort St. John, B.C. to PNW LNG's proposed LNG facility near Prince Rupert, B.C.

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Coastal GasLink: We have received eight of ten pipeline and facilities permits from the BC OGC and anticipate receiving the remaining two permits in fourth quarter 2015. We are continuing our engagement with Aboriginal groups and have signed project agreements with eight First Nation groups along the pipeline route.

Coastal GasLink is a 670 km (416 mile) natural gas pipeline that will deliver gas from the Montney producing region at an expected interconnect on the NGTL System near Dawson Creek, B.C. to LNG

EXHIBIT 99.1

Canada's proposed LNG facility near Kitimat, B.C. The project is subject to regulatory approvals and a positive FID.

Liquids Pipelines:

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Energy East Pipeline: In April 2015, we announced that the marine and associated tank terminal in Cacouna, Québec will not be built as a result of the recommended reclassification of beluga whales as an endangered species. Amendments to the project are expected to be submitted to the National Energy Board (NEB) in fourth quarter 2015. The NEB has continued to process the application in the interim.

The alteration to the project scope and further refinement of the project schedule is expected to result in an in-service date of 2020. The original $12 billion cost estimate is expected to increase due to further scope refinement as we consult with stakeholders and escalation of construction costs as the project schedule is refined.

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Keystone XL: In January 2015, the Department of State re-initiated the national interest review and requested the eight federal agencies with a role in the review to complete their consideration of whether Keystone XL serves the national interest. All of the agency comments were submitted. The timing and ultimate resolution of Keystone XL’s pending application for a Presidential Permit remains uncertain.

Also in January 2015, Keystone XL initiated eminent domain actions against landowners in Nebraska who had not agreed to grant voluntary easements. These actions were taken under the eminent domain authority provided by the Governor’s 2013 approval of the re-route in Nebraska. Several landowners then challenged those actions in Nebraska district court on the grounds that the law authorizing the Governor’s approval violated the Nebraska constitution.
In October 2015, we withdrew the eminent domain actions and moved to dismiss the constitutional court proceedings. The plaintiffs are resisting dismissal of this case; a hearing on that issue was held on October 19. A decision is expected in fourth quarter 2015.

On October 5, 2015, we filed an application with the Nebraska Public Service Commission (PSC) for route approval through the state of Nebraska. The route we are seeking approval for is the same route previously approved by the Nebraska Department of Environmental Quality in January 2013. After careful review, we believe this would be the most expedient path to approval and expect the PSC to make a decision by third quarter 2016. On November 2, 2015, we sent a letter to U.S. Secretary of State John Kerry asking the Department of State to pause its review of the Presidential Permit application for Keystone XL while we seek Nebraska PSC approval of the route.

On August 5, 2015, the South Dakota Public Utility Commission (PUC) concluded their hearing on Keystone XL's request to re-certify its existing permit authority in that state. The PUC is expected to make a decision by first quarter 2016.

As of September 30, 2015, we have invested US$2.4 billion in the project and have also capitalized interest in the amount of US$0.4 billion.

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Grand Rapids Pipeline: On August 6, 2015, Grand Rapids Pipeline Limited Partnership (Grand Rapids) entered into an agreement to contribute the southernmost portion of the 20-inch diluent Grand Rapids Pipeline into a 50/50 joint venture with Keyera Corp (Keyera). The 45 km (28 mile) pipeline will be constructed by us and will extend from Keyera's Edmonton Terminal to our Heartland Terminal near Fort Saskatchewan. Keyera will also contribute a new pump station at its Edmonton terminal. We expect Grand Rapids' total contribution to the joint venture will be approximately $140 million. Keyera will operate the pipeline once construction is complete and the facilities are in-service. The expected in-service date is the second half of 2017 subject to regulatory approvals.

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Energy:

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Ironwood Acquisition: On October 8, 2015, we reached an agreement to acquire the Ironwood natural gas-fired, combined cycle power plant in Lebanon, Pennsylvania, with a nameplate capacity of 778 megawatts (MW), from Talen Energy Corporation for US$654 million.

The Ironwood power plant delivers energy into the PJM power market, North America’s largest and most liquid energy region which includes a three-year forward capacity market. The facility provides us with a solid platform from which to continue to grow our wholesale, commercial and industrial customer base in this market area. Strategically located in proximity to the Marcellus shale gas play, the facility is well positioned to access competitively priced natural gas in a market that is in the midst of transitioning away from coal-fired power generation to gas.

The acquisition is expected to be immediately accretive to earnings and cash flow and generate approximately US$90-$110 million in EBITDA annually through a combination of capacity payments and energy sales. The acquisition will be financed with a combination of cash on hand and available debt capacity and is expected to close early in first quarter 2016, subject to certain conditions being satisfied.

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Bécancour: In August 2015, we executed an agreement with Hydro Québec (HQ) to amend Bécancour’s electricity supply contract. The amendment allows HQ to dispatch up to 570 MW of firm peak winter capacity from the Bécancour facility for a term of 20 years commencing in December 2016. Annual payments received for this new service will be incremental to existing capacity payments earned under the agreement. In October 2015, the Régie de l’énergie approved the amended contract.

Corporate:

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Our Board of Directors declared a quarterly dividend of $0.52 per share for the quarter ending December 31, 2015 on TransCanada’s outstanding common shares. The quarterly amount is equivalent to $2.08 per common share on an annualized basis.

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Financing Activities: In July 2015, we issued $750 million of medium-term notes maturing on July 17, 2025 bearing interest at 3.30 per cent and in October 2015, we issued $400 million of medium-term notes maturing on November 15, 2041 bearing interest at 4.55 per cent.

The net proceeds of these offerings will be used for general corporate purposes and to reduce short-term indebtedness which was used to fund a portion of our capital program and for general corporate purposes.

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Management Changes and Corporate Restructuring: Effective October 1, 2015, Alex Pourbaix was appointed as Chief Operating Officer. Don Marchand was appointed Executive Vice-President, Corporate Development and Chief Financial Officer and Kristine Delkus was appointed Executive Vice-President, Stakeholder Relations and General Counsel. Jim Baggs, Executive Vice-President, Operations and Engineering, has announced his intention to retire in early 2016.

In mid-2015, we commenced a business restructuring initiative. While there is no change to our corporate strategy, we have undertaken this initiative to reduce overall costs and maximize the effectiveness and efficiency of our existing operations. We expect the changes to be undertaken in fourth quarter 2015 and continue into 2016.

Teleconference and Webcast:

We will hold a teleconference and webcast on Tuesday, November 3, 2015 to discuss our third quarter 2015 financial results. Russ Girling, TransCanada President and Chief Executive Officer, and Don Marchand, Executive Vice-President, Corporate Development and Chief Financial Officer, along with other members of the TransCanada executive leadership team, will discuss the financial results and Company developments at 9 a.m. (MT) / 11 a.m. (ET).

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Analysts, members of the media and other interested parties are invited to participate by calling 866.225.6564 or 416.340.2218 (Toronto area). Please dial in 10 minutes prior to the start of the call. No pass code is required. A live webcast of the teleconference will be available at www.transcanada.com.
A replay of the teleconference will be available two hours after the conclusion of the call until midnight (ET) on November 10, 2015. Please call 800.408.3053 or 905.694.9451 (Toronto area) and enter pass code 9292695.
The unaudited interim Consolidated Financial Statements and Management’s Discussion and Analysis (MD&A) are available under TransCanada's profile on SEDAR at www.sedar.com, with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/info/edgar.shtml and on the TransCanada website at www.transcanada.com.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,000 kilometres (42,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with 368 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

Forward Looking Information
This news release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as “anticipate”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future plans and financial outlook. All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s Quarterly Report to Shareholders dated November 2, 2015 and 2014 Annual Report on our website at www.transcanada.com or filed under TransCanada’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Non-GAAP Measures
This news release contains references to non-GAAP measures, including comparable earnings, comparable EBITDA, funds generated from operations and comparable earnings per share, that do not have any standardized meaning as prescribed by U.S. GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These non-GAAP measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. For more information on non-GAAP measures, refer to TransCanada’s Quarterly Report to Shareholders dated November 2, 2015.

TransCanada Media Enquiries:
Mark Cooper/Davis Sheremata
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522